Exhibit 99.1

Jumei Announces Resignation of Director

BEIJING, July 26, 2017 (GLOBE NEWSWIRE) — Jumei International Holding Limited (NYSE:JMEI) (“Jumei” or the “Company”), China’s leading online retailer of beauty products, today announced that Mr. Yusen Dai, the co-founder of the Company, has tendered his resignation from his position as a director and the vice president of products of the Company for personal reasons. The resignation of Mr. Dai has taken effect immediately.

Mr. Leo Ou Chen, founder, chairman and CEO of Jumei, stated, “We greatly appreciate the contributions Yusen made since the inception of our Company. We respect his decision and wish him the very best in his future pursuits.”

About Jumei

Jumei (NYSE:JMEI) is China’s leading online retailer of beauty products. Jumei’s internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children and maternity products, light luxury products, health supplements and other products through the Company’s jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://ir.jumei.com.

For investor and media inquiries, please contact:

Jumei International Holding Limited

Ms. Cindy Cao

Senior Reporting Manager

Phone: +86-10-5676-6824

Email: chunyanc@jumei.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com